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                                 March 11, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-275209

       Dear Jeffrey Holman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Amendment No. 2 to Form S-1 filed February 13, 2024

       An active, liquid, and orderly market..., page 20

   1.                                                   Please revise this risk
factor to discuss the initial public offering.
       The conversion of our Series A Convertible Preferred...
       The automatic conversion of our Class B, page 20

   2. Please revise each of these risk factors to quantify the potential dilution that could occur to public shareholders
following the conversion of the Series A Convertible Preferred and the Class B common
stock. Please include enough information so that potential investors can fully appreciate
the impact of the dilutive events.
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
March      NameHealthy Choice Wellness Corp.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
Financing, page 32

3. The conversion price for the Series A Preferred Stock does not appear consistent with the conversion price in the Certificate of Designation of Preferences, Rights and Limitations
         of Series A Convertible Preferred Stock filed as an exhibit to the registration statement.
         Please advise and revise as necessary.
4. You disclose that the holders of HCMC Series E Preferred Stock are contractually required to purchase the HCWC Series A Preferred Stock in the same dollar amounts as they invested in the HCMC Series E Preferred Stock regardless of whether or not such
         HCMC Series E Preferred Stock has been converted into HCMC common stock. Please confirm that the holders of Series E Preferred stock who have redeemed their shares continue to be contractually required to purchase the HCWC Series A Preferred Stock.
         According to the Form 8-K/A filed by HCMC on February 23, 2024, 12,026 shares of
         Series E preferred have been redeemed for total redemption payments of $12,004,000.
Listing of the Class A common stock, page 33

5. Given that your application for listing on the NYSE American exchange is pending, and that the application relates to your initial public offering instead of the spin-off, please remove the disclosure implying that you currently meet the NYSE American listing standards, including the market capitalization, public float, and minimum share price requirements.
Executive Compensation, page 47

6. We note that in response to prior comment two you have added a summary compensation table indicating that the named executive officers did not receive any compensation in the past two fiscal years. Our prior comment asked you to consider the guidance contained in
         Regulation S-K Compliance and Disclosure Interpretation 217.01, which notes that in certain circumstances disclosure of the compensation to the named executive officers paid by the parent company should be disclosed. Please revise your disclosure to provide historical compensation disclosure or, in the alternative, please tell us why you do not believe you are required to do so. Please also include the rest of the disclosure required by
         Item 402 of Regulation S-K, as applicable to the company.
General

7. Please revise throughout to ensure consistency and accuracy in your disclosure. As one example, we note on page 62 that you say that no trading in Class A common stock will occur on a "when-issued" basis, while you continue to reference "when-issued" trading on pages 7, 19 and 62. Similarly, the risk factor on page 19 says that you will negotiate agreements with HCMC related to the separation, when such agreements have already been negotiated and entered into. These are just examples.
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
March      NameHealthy Choice Wellness Corp.
       11, 2024
March3 11, 2024 Page 3
Page
FirstName LastName
8. We note that in response to our prior comment four you have revised throughout to say that the consummation of the distribution is conditioned on the Class A common stock being approved for listing on the NYSE American exchange. However, it is our understanding that you are not seeking listing approval in connection with the spin-off, but instead in connection with your contemplated public offering. Please revise throughout to indicate that the condition that you receive listing approval depends on the successful completion of your public offering. Explain that the offering will be conducted simultaneously with the spin-off and disclose the mechanics and interaction between the offering and spin-off. Please also describe the risk that you will not receive approval for listing in connection with your public offering. For example, disclose, if accurate, that the offering may not meet listing standards or may not price at a value that will support listing. Disclose what will occur if the distribution is in process and you are unable to complete the offering and/or the NYSE American exchange does not approve your listing application in connection with the offering, including how you will unwind the distribution, if necessary, and any impact to HCMC holders. Please also confirm, and disclose throughout as appropriate, that the spin-off will not occur if you do not complete the offering.
9. Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-1.
10. Please address any comments issued in our comment letter dated March 11, 2024 for the
         Form S-1 (File No. 333-274435) to the extent applicable to this registration statement.
       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services